Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 NOV 15 AM 10:16

LINDEMANS
making life more enjoyable

4 November 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C [redacted]

02060431

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SUPPL

SOUTHCORP LIMITED - FILE 82-2692
FINAL NOTICE OF DIRECTOR'S INTERESTS

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

We enclose herewith for filing a copy of an announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

dlw 12/10

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

4 November 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

NOTICE OF DIRECTOR'S INTERESTS

Pursuant to Listing Rule 3.19A.3, enclosed please find an Appendix 3Z – Final Director's Interest Notice for Mr R H Allert, who retired from the Board of the Company on 31 October 2002.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHCORP LIMITED**
ABN	**80 007 722 643**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	RICHARD H ALLERT
Date of last notice	8 JANUARY 2002
Date that director ceased to be director	31 OCTOBER 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
9,398 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Kanjo Pty Ltd <Allert Family a/c> Mr Allert is a Director of Kanjo Pty Ltd and a beneficiary of the trust.	52,377 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 NOV 15 AM 10: 16

LINDEMANS
making life more enjoyable

29 October 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
CANCELLATION OF OPTIONS

We enclose herewith for filing a copy of three notices that were lodged with the Australian Stock Exchange today.

The notices are to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

29 October 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that due to the cessation of employment of participants in the Southcorp Executive Share and Option Plan, the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have been cancelled in accordance with the rules of the Plan, as follows:

Date Options Granted	Exercise Price	Date Options Cancelled	No. Options Cancelled
10 October 2001	$7.19	28 October 2002	50,000

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 NOV 15 AM 10:15

LINDEMANS
making life more enjoyable

4 November 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
AGM NOTICES

We enclose herewith for filing a copy of four announcements that were lodged with the Australian Stock Exchange on 31 October 2002.

The notices are to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

02 NOV 15 AM 10:15

31 October 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, we advise that the resolutions contained in the attached copy of the Notice of Meeting and put to the Annual General Meeting of the Company held today, were passed.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP

Notice of Annual General Meeting 2002


ROSEMOUNT ESTATE
LINDEMANS
making life more enjoyable
AUSTRALIA'S MOST FAMOUS WINE

Voting at the meeting

Members may vote at the Annual General Meeting by:

- **individuals and joint holders:** attending in person or appointing a proxy
- **companies:** appointing a proxy or corporate representative

Instructions

Attending in Person

Please present the proxy form accompanying this Notice of Meeting at the registration desk prior to the meeting. This will assist in registering your attendance.

Proxies

Pursuant to Section 249X of the Corporations Act, if you are entitled to attend and vote at the Annual General Meeting, you may appoint a proxy to vote on your behalf if you cannot attend in person. Your proxy does not need to be a member of the Company.

Individuals or companies who wish to appoint a proxy to attend on their behalf, must use the proxy form accompanying this notice and deposit it with the Company by no later than 48 hours before the meeting. Proxies received after that time will not be valid for the scheduled meeting.

Corporate Representative

A company that has appointed a corporate representative to vote on its behalf at the meeting must present evidence of the appointment at the registration desk. The Certificate of Appointment of Corporate Representative, available from the Company's share registry, may be used as evidence of the appointment and should be presented at the registration desk on the day of the meeting. Please contact the share registry, on +61 8 8236 2300 to obtain a Certificate of Appointment of Corporate Representative.

Notes for Completion of Proxy Form

Your Name and Address – This is your name and address as they appear on the share register of Southcorp Limited. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note that you cannot change ownership of your shares using this form.

Appointment of a Proxy – Complete either the box to appoint the Chairman of the Meeting or nominate your proxy. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf.

Votes on Items of Business – You may direct your proxy how to vote by placing a cross in one of the three boxes opposite each item of business. If you mark more than one box per item, your vote on that item will be invalid.

Appointment of a Second Proxy – If you wish to appoint a second proxy, you can obtain an additional proxy form by telephoning the Company's share registry on (08) 8236 2300. Alternatively, you can copy the proxy form and return both forms together to the share registry. If you do not specify a percentage or number of voting rights on each form, each proxy may exercise half of your voting rights.

Authorised Signature(s) – You must sign the proxy form as follows in the spaces provided:

Joint Holding – where the holding is in more than one name, all of the holders must sign.

Power of Attorney – if signed under a Power of Attorney, you must have already lodged the Power with the registry or, alternatively, attach a certified copy of the Power of Attorney to the proxy when you return it.

Companies – The proxy form must be signed in accordance with the Constitution of the company appointing the proxy and in accordance with s204A of the Corporations Act. Please indicate your office by signing in the appropriate box.

AUSTRALIA'S MOST FAMOUS WINE

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

Southcorp Limited

ABN 80 007 722 643

403 Pacific Highway, Artarmon NSW 2064 Australia. Telephone: 02 9465 1000, Facsimile: 02 9465 1100

Notice of Meeting

Notice is hereby given that the Annual General Meeting of Southcorp Limited will be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia (enter from North Terrace), on Thursday, 31 October 2002 at 10.00am.

For the purposes of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities as at 10:00pm Australian Eastern Standard Time, on Tuesday, 29 October 2002 will be taken, for the purpose of the Annual General Meeting, to be held by the person who held them at that time.

Ordinary Business

1. Annual Reports and Accounts

To receive and consider the Directors' Report, Financial Statements and Auditors' Report for the year ended 30 June 2002.

2. Re-election of Directors

(a) To re-elect Ms H A Lynch, who retires from office by rotation in accordance with Article 110 of the Company's Constitution and, being eligible, offers herself for re-election.

(b) To re-elect Mr S Gerlach, who retires from office by rotation in accordance with Article 110 of the Company's Constitution and, being eligible, offers himself for re-election.

Special Business

3. Election of Director

To consider and, if thought fit, to pass the following resolution as a special resolution:

"That Mr R I Oatley, who is 74 years of age, be re-appointed as a Director of the Company in accordance with Section 201C(8) of the Corporations Act and Article 109(1) of the Company's Constitution, to hold office until the conclusion of the next Annual General Meeting of the Company"

By Order of the Board
M M Hudson
Company Secretary
Sydney, New South Wales
27 September 2002

Explanatory Notes

Annual Reports and Accounts
(Resolution 1)

Under the Company's Constitution, the business of an Annual General Meeting must include the receipt and consideration of the Directors' Report, Financial Statements and Auditors' Report for the past financial year. The meeting provides a forum for shareholders to ask questions on the reports and accounts.

Re-election of Directors
(Resolution 2)

Article 110 of the Company's Constitution provides for the retirement by rotation at each Annual General Meeting of one third of the Directors. Ms H A Lynch and Mr S Gerlach, who retire in accordance with Article 110, offer themselves for re-election.

Election of Director over 72 years
(Resolution 3)

Section 201C(8) of the Corporations Act and Article 109(1) of the Company's Constitution require candidates for the office of director who are over the age of 72 years, to be appointed by a special resolution of shareholders to hold office until the conclusion of the next Annual General Meeting of the Company. The Directors are pleased to once again nominate Mr Robert I (Bob) Oatley BEM, age 74, for re-election as a Non-Executive Director and Deputy Chairman of the Company.

Helen A Lynch AM
Non-Executive Director

Ms Lynch is a member of the Remuneration and Nomination Committee, the Policy Committee of the Plum Superannuation Fund for Southcorp Employees and a Director of Southcorp Superannuation Fund Pty Ltd (the former trustee of the Southcorp Superannuation Fund).



Ms Lynch, age 59, has been a Director since July 1996. She is also a Director of Coles Myer Ltd and Westpac Banking Corporation Limited, Deputy Chair of OPSM Group Limited and Chair of Sydney Symphony Holdings Pty Ltd.

Ms Lynch is also involved in a number of other charitable and cultural organisations and is a member and past President of Chief Executive Women Inc. and a member of the Rhodes Scholarship Selection Committee for New South Wales.

Ms Lynch had a distinguished banking career spanning thirty-five years with the Westpac Banking Group and had extensive experience in retail banking operations. She was a member of the Bank's executive committee with responsibility for investor relations, government liaison, media management and internal communications.

She lives in Sydney, New South Wales.

Stephen Gerlach, LL B
Non-Executive Director

Mr Gerlach is Chairman of the Corporate Governance Committee and a member of the Audit and Compliance Committee.



Mr Gerlach, age 57, has been a Director since August 1994. He is also the Chairman of Santos Limited, Elders Australia Ltd, Challenger Beston Limited, Beston Pacific Vineyard Management Ltd, the Deputy Chairman of Riverland Water Pty Ltd and a Director of Futuris Corporation Limited, Elders Rural Bank Ltd.

He was a partner of the Adelaide legal firm Finlaysons for 23 years and its Managing Partner from 1985 to 1991.

He has also been actively involved in a number of community and professional associations and is currently a Trustee of the Australian Cancer Research Foundation, Chairman of Foodbank South Australia Inc., and a Director of the Sports Arts and Recreation Council for People with Disabilities (SPARC).

He lives in Adelaide, South Australia.

Robert I Oatley, BEM
Deputy Chairman, Non-Executive Director

Mr Oatley was a Director and former Chairman of Rosemount Estates, prior to the merger between the Company and Rosemount. His private company, Reline Investments Pty Ltd, is the largest shareholder in Southcorp.



Mr Oatley founded Rosemount in 1969, before which he had been a successful coffee and cocoa trader in Papua New Guinea, for which he was awarded the British Empire Medal.

In 1992, Mr Oatley was awarded the Graham Gregory Trophy for his significant contribution to the wine industry in New South Wales.

Mr Oatley was appointed Deputy Chairman of the Company following his election to the Board of Directors at the last Annual General Meeting. In addition, Mr Oatley is a member of the Remuneration and Nomination Committee and a member of the Audit and Compliance Committee of the Board. The Directors unanimously recommend his re-election as a Director of the Company.

He lives in Sydney, New South Wales.

Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS

making life more enjoyable

31 October 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

APPOINTMENT OF DIRECTOR

We advise that Mr Robert Ian Oatley was today re-appointed a Director of the Company pursuant to a special resolution passed by shareholders at the Annual General Meeting in accordance with Section 201C(8) of the Corporations Act and Article 109(1) of the Company's Constitution.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

31 October 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 10
20 Bond Street
Sydney NSW 2000

Dear Sir/Madam

PROXY VOTING SUMMARY

Pursuant to Sections 251AA(2) and 251AA(3) of the Corporations Law, please find attached a summary of the proxies voted by shareholders in relation to each of the resolutions at the Company's AGM, held today.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

PROXY TOTALS BY RESOLUTION
Southcorp Limited - Annual General Meeting - 31 October 2002

Resolution	For		Against		Open		Abstain
	Votes	Holders	Votes	Holders	Votes	Holders	
Receive the Report and Accounts	204,618,393	5,032	349,506	96	28,054,973	2,139	8,737,597
Re-election of Ms H A Lynch as a Director	212,126,935	4,874	767,550	241	28,057,803	2,181	7,807,247
Re-election of Mr S Gerlach as a Director	210,766,887	4,857	2,018,262	181	28,212,738	2,177	7,761,588
Re-election of Mr R I Oatley as a Director	196,083,281	4,345	5,924,922	241	28,196,812	2,186	15,055,931

H:\PRIVDATA\EXCEL\AGM\[ASXSUMRY.XLS]

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

31October 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.3, attached hereto are the following, which will be delivered at the Annual General Meeting of shareholders of the Company today:-

1. Chairman's Address by Mr R H Allert
2. Managing Director and CEO's Address by Mr K M Lambert

These documents will also available on the Southcorp website at www.southcorp.com.au under the 'Shareholder Centre' tab following the meeting.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

SOUTHCORP LIMITED
ANNUAL GENERAL MEETING
31 OCTOBER 2002

CHAIRMAN'S ADDRESS

In the last year, we have strengthened our senior management team with some key appointments, both at the Executive Committee level and throughout our operations. Many of our senior people are with us today and I think this is a good opportunity for me to introduce them to the shareholders.

Let me first introduce John Gay, Chairman of Southcorp Wines in the Americas. John was until recently President of our Americas region and has overseen the spectacular growth of Southcorp Wines in the US. He has the deserved reputation as being the father of the Australian wine industry in North America. Unfortunately, Thomas Burnet, President/CEO The Americas region, who arrived in Australia on Monday, has been called back urgently to the US because of a family health emergency. Tom recently joined Southcorp from Brown Forman, where he was President of Brown Forman Wines, the second largest US based premium wine company. Mario Micheli, President Europe. Mario joined Southcorp in 2001 with extensive industry experience including with Anheuser-Busch International, the world's leading brewery group, where he had management responsibilities within Europe. Michael East, Executive Sales Director Australasia, took up his position in September this year, and joined Southcorp at the beginning of the year after a career with Orlando Wyndham.

Next, Peter Cleaves, our Chief Financial Officer. Peter was formerly CFO for Rosemount Wines and is one of the most experienced financial executives in the Australian wine industry. Philip Shaw, Southcorp's Winemaker. Philip has had an illustrious career as a winemaker – the only one to have twice been awarded the Robert Mondavi Trophy – International Winemaker of the Year. Philip has worked as Rosemount's Winemaker since 1982 and was previously with Lindemans. Chris Hancock, Global Marketing Director. Chris was formerly Managing Director of Rosemount, is a Master of Wine and commenced his career as a winemaker with Penfolds in the 1960s. John Handel, General Manager, Global Operations, has 25 years international experience in the wine industry, and formerly ran Southcorp's America's operations. Martin Hudson, Chief General Counsel and Company Secretary, who joined just after the merger in February 2001 after holding senior management positions within Pacific Dunlop and within the legal profession. Dale Calhoun, General Manager Human Resources, who joined at the beginning of 2002, after a career in the food industry as well as with Boral. Finally Robert Porter, General Manager Investor Relations and Corporate Affairs. Robert joined the company in June of this year after heading the Investor Relations and Corporate affairs function at BHP Billiton.

It is fitting that I also take this opportunity to acknowledge the contribution to Southcorp of John Duval, formerly Penfold's Chief Winemaker and the winemaker of Grange for over 15 years. John recently announced his retirement from the company but is maintaining his relationship

with Penfolds in a consulting capacity. I am sure you will join with me in thanking him for his outstanding contribution and in wishing him well in the future. We are very pleased that Peter Gago, a colleague and friend of John and a winemaker of consummate skill and international renown, has stepped into John's role at Penfolds. Peter has worked with Penfolds since 1989 and has been involved in red winemaking since1993 and so is very well placed to continue the tradition of Penfold's quality and style.

Our transformation to a company with a pure wine focus was effectively completed during the year, with the sale of the last of the remaining non-core businesses. This was the Water Heater business which was divested for an after tax profit of $137.5 million

The integration of Southcorp Wines and Rosemount Estate has been a major task and is also now complete.

As part of the merger process, management undertook to achieve cost savings and efficiencies and these are being delivered. In this respect, we have previously reported that $56 million of merger benefits will flow through to our earnings over the next three years. We have also re-invested a significant sum back into the business to improve our packaging, our wine quality and to enhance our competitive market position.

The integration activities, by necessity, consumed much of management and Board time during the first half of the 2002 financial year. Despite this, there has been a major focus on profitably growing our business, revamping much of our portfolio, initiating some major marketing programmes and further strengthening our relationships with distributors and customers. All of this occurred in an environment where deteriorating economic conditions, especially in some of our key export markets, increased retail consolidation and increased competitor activity, heightened the challenges for the company.

Notwithstanding this background, the Board is pleased with the results to date. In this integration year, the company has delivered a 23.2% increase in net profit (excluding divestments), and the strong cash flow from our wine business and proceeds from divestments allowed us to cut our debt in half, repaying over $700 million in borrowings. Your Directors increased the full year dividend by one cent, or 4.8%, to 22 cents per share. This dividend will be 100% franked, a situation we expect to continue in the 2003 financial year.

Just as importantly, we have maintained and built upon, our reputation of producing wines of quality for both the Australian and global markets. I know that as both shareholders and loyal customers – wine quality is of immense importance to you as it is indeed to all of us. Let me assure you that your Directors and management, and for that matter all of our employees have a commitment to the continual improvement in the quality and value of the wines we produce.

In this context, I am pleased to report that Southcorp was awarded over 900 medals for its wines in major Australian and international wine shows over the last 12 months making us the most awarded wine company internationally.

These awards were across all of our brands and across price points ranging from less than $10 to over $300, recognising our quality focus for all of our products, no matter what the price.

Let me cite just a few examples. Our 2002 Lindemans Bin 65 Chardonnay, which retails at around $8.99, has achieved four gold medals (one of which was at the recent Royal Adelaide Wine Show), one silver medal and three bronze medals as well as two show trophies. This is a wonderful achievement and a testament to what real value for money means.

The 2001 Rosemount Traditional, sourced from McLaren Vale grapes (exhibited by the Hill of Gold Vineyard), was awarded the Jimmy Watson Memorial Trophy for the Best One Year Old Red Wine at the 2002 Royal Melbourne Wine Show. The new 2001

Cabernet Sauvignon, which we will release in Australia early in November, was awarded a gold medal at the recent Royal Adelaide Wine Show and a gold medal at the recent Royal Melbourne Wine Show, the 2001 Coldstream Hills Pinot Noir was awarded the best Pinot in the Show and the soon to be released 1998 Penfolds Grange has been awarded 99+ points by Robert Parker, the highly esteemed US wine writer.

In addition, the quality of our winemakers and viticultural resources are also being recognised. Earlier this month, Oliver Crawford, a 28-year-old winemaker for Penfolds at Nuriootpa was awarded The Wine Society Young Winemaker of the Year. Oliver is here with us today, and I would also ask him to stand. Congratulations Oliver.

Under the overall winemaking leadership of Philip Shaw, the Company Winemaker and our sixty winemakers, as well as our expert viticultural staff, I have no doubt that we will continue to produce high quality award winning wines.

Let me now address the business performance of the company in more detail.

Net profit after tax for the Group, but before the proceeds from divestments, increased by 23.2% to $175.2 million. Earnings per share on this basis were 23.7 cents, an increase from 21.4 cents, or 11.1% on the previous year. Total revenue for the Group was $2 billion, of which sales from our Wine business were $1.5 billion.

Looking specifically at the ongoing wine business, Earnings Before Tax and Amortisation (and pre the SGARA accounting treatment) for Wine were $287.1 million. When compared on a like for like basis – that is adding in the full 12 months contribution from Rosemount for 2001 and adding back $59.5 million of merger related costs and an inventory write-down in 2001 – this represented a 13.8% increase year on year.

Volume growth increased 11.9% during the year, with Southcorp now selling 22 million 9-litre cases of wine. In line with our focus to improve the value mix of our portfolio, sales of the core premium brands of Rosemount, Lindemans, Penfolds and Wynns Coonawarra Estate increased by 25%. These brands now contribute 80% of the company's revenues, up from 56% prior to the merger. By concentrating our efforts on selling more of these core premium commercial brands, we were able to increase our average revenue per case to $67.34, which was an 8.1% increase on the previous year which in the prevailing competitive environment was a significant achievement.

Southcorp is responsible for the major proportion of Australia's wine exports, and is the largest exporter of Australian wine to the United States. In fact, 56% of the wine we produce is now sold in markets outside of Australasia, while 67% of our revenues and 72% of our earnings are contributed from export markets.

Sales volumes grew 25.9% in the Americas where we now sell 5.1 million cases and have two of the top selling wines – in Rosemount and Lindemans. Penfolds has also shown very significant growth and gained strong consumer acceptance in the Americas, aided by the successful launch of the new Penfolds Thomas Hyland and Rawson Retreat lines.

In the United Kingdom, the success of Australian wines continued and in Southcorp's case, we grew volumes by 17.3% to 7.4 million cases. We now have three of our wines in the top 20 of all wines sold. For the first time, Australian wines have now passed French wines in total sales by volume and value in the United Kingdom.

However, it was disappointing that the Australian market was subdued, with volumes growing only 2.3%. Nevertheless, it is pleasing that our three core brands – Rosemount, Lindemans and Penfolds ranked first, second and third in the Australian market at the end of the 2002

I am pleased to report on the progress made in improving the capital efficiency of the business, which has received a strong focus from our CEO, Keith Lambert, his management team and the Board.

Our balance sheet is strong with our gearing now 23.8%, down from 40.6% 12 months ago. We now have less debt than inventory; a situation many wine companies would covet. Our cash flow was strong, aided by proceeds from our divestments and the strength of our wine business. In Wine alone, we had a free operating cash flow of $172 million. However, our return on capital of 8.3% is still not at a satisfactory level and remains one of our major priorities.

In his presentation, Keith Lambert will refer to some other key business efficiency measures where we have also shown excellent improvement.

Our share price performance has been disappointing. While we are not immune from the general deterioration in the overall share market, I had taken some comfort that over recent weeks the Southcorp share price had appeared to consolidate above the $5.50 mark. Unfortunately, in the last two weeks, it has dropped back below this level, apparently on the basis of speculation relating to the US dock strike and speculation about our earnings outlook – two factors which I will comment upon in a minute. Despite this, the Southcorp share price has out-performed the broader market indices since the release of our full year results on 20 August.

Your Board is confident that there is an increasing recognition in the investment market that Southcorp has a differentiated business model, based around achieving improved margins, and sustainable earnings growth; that we have a strong portfolio of global brands and a management team with a sense of urgency and a strong commitment to deliver.

Let me turn now to some other issues.

Corporate governance, rightly, is of paramount importance to shareholders, especially in the light of the recent well-publicised corporate failures, in the United States, and here in Australia. The Board of Southcorp takes its corporate governance responsibilities seriously as we believe systems, reviews and vigilance are key to overall performance.

Apart from our Board audit and governance committees, we have regular Board performance reviews as well as detailed reviews with management on all aspects of the company's operations. These have extended to detailed management briefings in the United Kingdom and the US on the various aspects of our business which enable your Directors to better understand the influences on the business and to be better informed when questioning management.

We have recently reviewed our audit independence principles and have decided to split the internal and external audit arrangements as well as to rotate our audit partner regularly and not less than every five years.

Executive remuneration is also a key area of interest for shareholders. In reviewing our remuneration arrangements for the executive group, we have ensured that remuneration is linked to both share price performance and achievement of challenging business goals.

Our Executive option scheme operates over a four year period and requires an absolute increase in the share price over this period of 30% to 40% before options are exercisable. These are tough hurdles, but so they should be, the principle being that our executives and employees should only benefit if shareholders benefit.

As I mentioned earlier, your Board has increased the dividend by one cent to 22 cents per share. Our franking credits balance has meant that we have moved from 50% franking of the dividend to 100%, a situation we expect to continue for at least the next year. Obviously, in considering dividend levels, we have to be conscious of the cash requirements of the business. Our payout ratio, for a growth business is seen by some as being relatively high but I can advise that your Directors, barring unforeseen circumstances, intend to maintain the current level of dividend, and to continue to review capital management options, such as special dividends or share re-purchases.

Let me now make some comments on our year to date trading conditions and the outlook for the remainder of this year.

There is no doubt that the competitive environment we face - not only here in Australia but also in our other key markets in the UK and US - is one of the toughest for many years.

We are faced with a range of factors - highly aggressive competitor activity in promoting their own lines; issues of surplus wine for some of our competitors, particularly in the US; new entrants competing in our growth markets and also increased retail consolidation. However, the growth we are seeing in the Australian category on a global basis, and in particular for Southcorp wines, gives us confidence that we will continue to achieve healthy growth rates, despite these tough conditions.

Sales volumes to date have been softer than we expected in the UK and Australia, and we face the ongoing challenge to sell through our higher margin products. We are still at an early stage of the year and, as you would know, Christmas is a period of major importance to our industry in terms of sales volumes. Our performance over this period will obviously influence our half-year results. Nevertheless, we maintain our view that our EBITA (PRE SGARA) earnings for the full year should be in the order of $335 million. However, given the softness in volumes, the previously advised 40/60 split in first half earnings compared with second half earnings may vary. I would emphasise again that we have set an aggressive target in the context of tough operating conditions.

In Australia, as in our other main markets, we have a number of product launches and promotions planned over the coming months. These include a Rosemount promotional programme leading up to Christmas; a sparkling programme from early November with our re-invigorated Seaview sparkling range; and the release of the Penfolds Thomas Hyland range. I have already mentioned our success at wine shows with a number of our products and we will be seeking to capitalise on this success in our promotional activities.

In the United Kingdom, again, despite the tough conditions, the Australian wine sector is performing well. AC Nielsen data shows that the Australian category value growth is 26%, with Rosemount up 55% and Lindemans up 81%. However, Penfolds was down 18% over the same period, in the eight weeks to the end of August. For the current period, Rosemount is the number 2 brand in the UK, Lindemans number 3 and Penfolds number 12.[1] Although our planned volumes, including those for Penfolds, have been affected by changes in some promotional timings with the major grocers in the first quarter, at this stage, we see this as a timing issue. We have and we will continue to work hard to secure sufficient promotional opportunities for the rest of the year.

In relation to the Americas, our ability to continue to supply the market is dependent on a satisfactory resolution of the US dock strike dispute, during the current 80-day return to work period.

---

[1] [illegible]

Currently, we are in a comfortable position in relation to stock held by both distributors and at our own warehousing facility in California. In the case of Penfolds and Lindemans, our distributors import directly and hold their own inventory, whilst we keep a small "emergency" stock at our warehouse. In the case of Rosemount, we import and then distribute to our distributors. We have some softness on a limited number of our higher volume lines, which is of concern. However, we see no threat, given current known conditions, to continuing to supply the market across the vast majority of our products. Obviously we, as well as our distributors and shipping agents, are looking at strategies to safeguard the supply situation if the dock strike does resume, but at this stage we see no threat to current supply leading up to Christmas. If this were to change, we would obviously advise the market.

In the recent AC Nielsen data, to the end of September, Lindemans is ranked the 14th largest selling brand in the US with a 32% growth in value among table wines for the last quarter. Rosemount is ranked the 22nd largest selling US wine, with a growth rate of 21% and Penfolds is ranked 57th with an impressive 196% growth for the quarter. These growth rates reflect sales into the market at the end of fiscal 2002 and take account of the successful launch of the Penfolds brand and 1.5 litre bottle. Overall, the margin mix in the US is being affected by the roll out of the lower end Penfolds products and the 1.5 litre products. Both have been very well received but they do reflect a transitional change in the dynamics of our US portfolio as these products are established.

Overall, we are facing challenging conditions. However, we remain confident, based on our current knowledge, that we are capable of delivering a strong earnings performance as we press forward with the implementation of our premium wine company strategy.

In closing, I must say that the year ended 30 June 2002 was a major year for Southcorp and in this context I would like to acknowledge the contribution of all of our employees to the progress we are making. There is a clear sense of excitement in what we can achieve and there is certainly a tremendous effort being put in by everybody.

As I have advised, I will step down as Chairman and a Director of the company at the conclusion of today's meeting. My decision to resign as Chairman and from the Board of Southcorp was a very difficult one personally as I have been associated with Southcorp as a Director since 1983 and as Chairman since 1989. I have thoroughly enjoyed my involvement with the company, its people and with you – our shareholders. My decision to resign was to avoid any perception – and I must stress the word perception, of any conflict of interest in taking up the role of Chairman of Coles Myer while also serving as Chairman of Southcorp. I am sorry to be leaving Southcorp. I am proud of what Southcorp has achieved in the 19 years that I have been involved and I am proud of the contribution that the Australian wine industry has and will continue to make to the national economy and to the economy of states such as South Australia. There is no doubt that Southcorp has been and will continue to be at the forefront of this contribution. The company is in great hands going forward. I have the utmost confidence in Brian Finn, your new Chairman, and the whole Board and in Keith Lambert, our Chief Executive Officer, and the excellent team he has put in place. I know that Brian, the Board and Keith and his team will all drive Southcorp forward to achieve our collective goal of becoming the world's No 1 premium wine company.

Before proceeding with the formal business of the meeting, I will now ask Keith Lambert, Managing Director and Chief Executive Officer, to address you.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

SOUTHCORP LIMITED
ANNUAL GENERAL MEETING
31 OCTOBER 2002

MANAGING DIRECTOR & CHIEF EXECUTIVE OFFICER

Thank you Chairman and good morning ladies and gentlemen. In my comments today, I would like to provide shareholders with an overview of the portfolio model that we are employing to grow our business, as well as some of our current business priorities.

The Chairman has already referred to our focus on creating a premium wine company. I would like to provide some additional detail on what steps we are taking to move to this status over the next several years.

At the outset, I would like to outline the attributes that we believe are required to become a premium wine company. They are shown on this slide.

They include strong global brands. As you will already recognise, Southcorp is very strongly placed in this regard, with the recognised global brands of Lindemans, Penfolds, Rosemount and Wynns Coonawarra Estate, as well as some exceptional boutique brands, including Seppelts, Leo Buring, Coldstream Hills and Devil's Lair, to name only a selection. In Australia, we have the top three brands in value terms – Rosemount number 1, Penfolds number 2 and Lindemans number 3.[1] In the United Kingdom, these three brands are in the top 12 of all wine brands sold in this country and in the United States, Lindemans is ranked number 14, Rosemount number 22 and Penfolds has come from no-where to be ranked the number 57th top selling wine in the United States.[2]

We are fortunate in that our strong global brands are backed by our holding of some of the best viticultural assets in this country – over 7,000 hectares under vine in prime wine growing regions. In international terms, our acreage holding is low cost and produces high quality fruit.

We are also seeking to position our portfolio within the premium price range. I will outline this in a moment, but we are seeking to move out of lower value and lower margin parts of the Southcorp portfolio over a number of years. There has been and will continue to be a major focus on upgrading the value of our portfolio.

[1] AC Nielsen MAT and 13 weeks to end of September 2002.
[2] UK –AC Nielsen data for 8 weeks to end of August 2002; US – AC Nielsen for 13 weeks to end of September 2002

Average revenue per case, at $160, is well above what you need for premium wine company status.

The next box, the green box, is the premium commercial range of wines. This was indeed Rosemount's legacy and strength. Rosemount was able to supply market demand at the premium commercial end through its Diamond and Split Label blended varieties – wines that are very popular around the world. They represent approximately one half of the profits in this category of wines. Lindemans as well as Penfolds Rawson's Retreat, Koonunga Hill and the newly introduced Thomas Hyland wines are all in this category. These wines are not all new but we have applied the demand driven business model to this end of the market, providing a surety of supply. This is allowing us to increase production and our sales to match market demand at much higher gross profit than previously.

These two categories together mean that you have a substantial premium wine company with an average revenue of $82 a case – about the level considered necessary for premium wine company status. Our focus is on selling more wines from these two, higher value categories. In the case of the red box, the supply of wines will always be vintage dependent – we will have good years and other years where we may have constraints on what we can produce. While we devote some promotional and marketing spend in this area, over 85% of our promotional dollar is allocated to the green box.

Let's move to the grey box. This is the under performing and more challenging component of the portfolio. The average revenue per case in the grey box is $24, a long way short of the $80-$85 a case which we aspire to as a premium wine company. It is this category which is dragging down the performance of the portfolio overall.

Our goal is to continue to increase our average revenue per case, improve the value mix and hence the margins. This will take time, and is the more difficult when you face the competitive market conditions we have currently.

However, underlying the model is the view that a premium portfolio drives value. We are focussing our efforts on creating value in the green and the red box. So what are we doing to address the legacy of the grey box? We are looking to "work-out" a significant proportion of the grey box. This means that we will be selling through some wines this year and not making them again. We are not, for obvious reasons, advertising which brands or lines of wine, but they are lower margin wines. When we do this, we will reduce the number of Stock Keeping Units, or configurations of bottle and label types we have, by 550. This will bring about significant portfolio efficiency; it will reduce the complexity and mean that we are stopping our bottling lines less frequently for small, unprofitable runs. We expect to report good progress on this area this financial year. The remaining component of the grey box will take longer to work out. Some of it is linked to the residual grape contracts we have in place, plus we have to work with our customers and convince them that they can replace these products with other, higher margin products. The net result of our efforts in this area, combined with our overall focus of thinking premium, will be to lift the average revenue per case and ensure that the capital assets we have in our business are deployed more efficiently to higher returning products.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 NOV 15 AM 10:27

LINDEMANS
making life more enjoyable

5 November 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
ADDITIONAL LISTING APPLICATION AND ALLOTMENT OF SHARES

We enclose herewith for filing a copy of two announcements that were lodged with the Australian Stock Exchange on 5 November 2002.

The notices are to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

2 NOV 15 AM 10:27

LINDEMANS
making life more enjoyable

Facsimile 1300 300 021

5 November 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

ALLOTMENT OF SHARES

We advise that 2,584,850 additional fully paid ordinary shares in the capital of the Company were allotted on 1 November 2002 at an issue price of $4.65 per share (ranking equally with all other ordinary shares in the Company, including the right to dividends), pursuant to the 1999 Southcorp Employee Share Plan and the 1999 Southcorp International Employee Equity Plan.

There are 663,500 options remaining in the 1999 series.

Application will be made for quotation of the shares by Australian Stock Exchange Limited.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

5 November 2002

Facsimile: 1300 300 021

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sirs

QUOTATION OF ADDITIONAL SECURITIES

We enclose herewith a form of application for quotation of 4,947,650 additional ordinary shares by Australian Stock Exchange Limited.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SOUTHCORP LIMITED

ABN

80 007 722 643

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,947,650
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See Annexure A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	See Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	See Annexure A
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Between 10/7/02 and 1/11/02

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	744,235,338	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,656,834 See Annexure A	Options over unissued ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All quoted securities rank equally in all respects from the date of allotment with existing ordinary shares, including the crediting of dividends.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5/11/02
Company secretary

Print name: MARTIN M HUDSON

== == == == ==

Annexure A

3, 5 & 6 Issue price and purpose of issue of the new securities

Number	Class
2,592,650	shares from the exercise of employee options at $4.65 each
125,000	shares from the exercise of executive options at $5.17 each
250,000	shares from the exercise of executive options at $5.19 each
970,000	shares from the exercise of executive options at $5.38 each
710,000	shares pursuant to the Executive Share & Option Plan at $5.42 each
150,000	shares pursuant to the Senior Executive Share Option Plan at $2.75 each
150,000	shares pursuant to the Senior Executive Share Option Plan at $2.78 each

9 Number and class of all securities not quoted on ASX (including the additional securities, if applicable)

Number	Class	
7,656,834	options expiring on various dates and exercisable at various prices	(SRPAA)
0	fully paid unlisted shares pursuant to the Senior Executive Share and Option Plan	(SRPAI)

....

Company Secretary